LETTER TO SHAREHOLDERS

On behalf of Endeavour’s Management Team and Board of Directors, I am pleased to provide you with this annual review of Endeavour Silver Corp. for 2009 and our outlook for 2010.

Your Company delivered yet another year of record financial, operating and exploration performance in 2009. Sales revenues were up for the fourth consecutive year:

  Sales Revenues climbed 29% to $50.8 million
  Mine Operating Cash-flow jumped 85% to $21.3 million
  EBITDA turned positive from $8.6 million loss to earnings of $14.9 million

Mine production rose for the fifth consecutive year:

  Silver Production increased 11% to 2.6 million oz
  Gold Production rose 66% to 13,298 oz
  Cash Costs fell 33% to $6.04 per oz of silver produced, net of by-product gold credits

Reserves and resources increased for the sixth consecutive year:

  Silver Proven and Probable Reserves up 113% to 16.6 million oz
  Silver Indicated Resources up 21% to 23.6 million oz
  Silver Inferred Resources down 6% to 18.3 million oz

Cash Costs fell and profit margins rose for the second year in a row, resulting in EBITDA turning positive for the first time in Endeavour’s five year operating history. Clearly, the capital expansion programs at our two producing silver mines, Guanaceví in Durango State, and Guanajuato in Guanajuato State, are continuing to bear fruit.

Silver production was relatively flat in the first two quarters, as management focused primarily on the capital expansion programs at the two operating mines. As a result of completing the capital projects, silver production rose from 573,000 oz in Q1, 2009 to 779,000 oz in Q4, 2009, and cash operating costs fell from US$7.56 per oz silver in Q1, 2009 to US$4.96 per oz silver in Q4, 2009.

The Company successfully opened two new mines during the year, one in each of our two operating districts, Guanaceví and Guanajuato, thereby facilitating the next phase of growth at both operations. Endeavour invested US$18.0 million on capital projects in 2009, including $13.4 million at Guanaceví where the new Porvenir Dos mine was brought into production. At Guanajuato, capital expenditures totalled $4.6 million to develop the new Lucero ore-body into production at the Bolañitos mine and expand the plant capacity by 20%.

Reserves and resources rose once again to record highs last year, thanks to the discovery of the Porvenir Cuatro ore-body in Guanaceví and the exploration of the Lucero ore-body in Guanajuato. The new high grade silver-gold discoveries confirmed once again the prolific exploration potential of these historic Mexican silver districts and the ability and success of our exploration team to discover new, high grade silver-gold deposits year after year.

In 2009, Endeavour expanded its safety, environmental and social programs in order to continue improving the quality of life for every employee and in each community in which we work.

Both Guanaceví and Guanajuato now have fully trained mine rescue teams. In fact, our Guanajuato team entered their first-ever National Mine Rescue Competition and placed 5th out of 35 teams, including 3rd place in the First Aid competition – very impressive for their first outing!

Endeavour continued to “raise the bar” in our environmental sustainability programs. At Guanaceví, we planted another 2500 pine seedlings with the assistance of local high school students in order to reclaim drill roads and also community lands that had been neglected. At Guanajuato, the Company completed the drainage tunnel beneath the old and current plant tailings so that rain and creek waters can once again flow down their original course. They are now completely separated from the process water, which is 100% recycled back to the plant.

We were also very active in the local communities, facilitating several festival celebrations in Guanaceví and Guanajuato and making many donations of time, money and goods to the local schools, municipalities and ejidos. Endeavour also arranged for a medical doctor to make regular weekly visits to Guanaceví, as the local clinic has no doctor.

Endeavour is well-positioned for both organic and acquisition growth in 2010, with year-end working capital of $38.8 million, including $26.7 million in cash and cash equivalents. The Company successfully closed a US$11 million convertible debenture offering in February in order to fund the 2009 growth programs and in October, Endeavour raised US$21 million in two share equity offerings in order to beef up our working capital and for new acquisitions.

In 2010, Endeavour aims to deliver its sixth consecutive year of silver production growth, up by about 20% to the 3.1 million oz range with approximately 15,000 oz gold as a by-product.

Similar to 2009, the first two quarters of silver production are scheduled to be relatively flat, as we focus on the capital expansion programs, the largest of which is the upgrade and expansion the crushing circuit at the Guanacevi plant. However, silver production is scheduled to increase in Q3 and Q4 as two new ore-bodies are developed during the first half of the year for production in the second half. Cash costs may drift higher in Q1 and Q2 but should decline thereafter to average in the range of $5.50 per oz silver produced for the year.

Management plans one more year of major capital investments in 2010 totalling $29 million in order to unfold the full production capacities at Guanaceví and Guanajuato. Thereafter, capital requirements at both mining operations should decline to sustaining levels. Upon completion of the 2010 capital expansion projects, the Guanaceví mines production is scheduled to reach 1,000 tonnes per day (tpd), and the Guanajuato mines production is scheduled to reach 600 tpd.

The final phase of organic growth currently planned for Guanaceví and Guanajuato should see the mine and plant capacities rise to 1,200 tonnes per day (tpd) at Guanaceví and 800 tonnes per day (tpd) at Guanajuato in 2011-2012, subject to continued success in our property acquisition and exploration programs. The Company is fully funded for this growth program.

Endeavour will continue to focus on the organic growth of its reserves/resources in Guanaceví and Guanajuato this year through its ongoing strategic acquisition and exploration programs within these districts. However, we are also looking at new acquisitions such as the San Juanico property in the Hidalgo de Parral district, Chihuahua, and the San Sebastián properties in the San Sebastián del Oeste District, Jalisco, to help fuel our resource growth this year.

Management also plans to continue evaluating merger and acquisition opportunities as a means to accelerate Endeavour’s growth profile.

As always, I would like to thank you, our shareholders, as well as all of our dedicated employees, for your ongoing support of the Company. This year is shaping up to be our best year ever!

Sincerely yours,

“Bradford Cooke”

Bradford Cooke
Chairman and CEO

Godfrey Walton, M.Sc., P. Geo., the President and COO for Endeavour, is the Qualified Person who reviewed this shareholder letter and is responsible for the technical information in the letter.

Cautionary Note Regarding Forward-Looking Statements

This letter contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Endeavour’s anticipated performance in 2009, including silver and gold production, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce, capital expenditures and sustaining capital and the use of proceeds from the Company’s recent financing. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and U.S. dollar); changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, and challenges to the company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.